FORM 4


Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person
MARX, RANDALL P.
4860 ROBB STREET, #101
WHEAT RIDGE, CO   80033

2.  Issuer Name and Ticker or Trading Symbol
EMCEE Broadcast Products, Inc.   "ECIN"

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.  Statement for Month/Year
December, 2001

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
  X  Director

7.  Individual or Joint/Group Filing (Check Applicable Line)
  X  Form filed by One Reporting Person
___  Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security
Common Stock

2.  Transaction Date (Month/Day/Year)
12/11/2001

3.  Transaction Code
J (See below)
V

4.  Securities Acquired (A) or Disposed of (D)
Amount:  		18,975
(A) or (D):  	(A)
Price:  		$0.75

5.  Amount of Securities Beneficially Owned at End of Month
24,174

6.  Ownership Form: Direct (D) or Indirect (I)
D (3,795 shares)
I (15,180 shares) 50% ownership of outstanding equity interest in LLC

7.  Nature of Indirect Beneficial Ownership
Represents shares received as a result of 50% interest in an LLC
(RA Holdings LLC), who presently is a stockholder in CopperGlass
Optical Solutions, Inc. (see note below)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
2.  Conversion or Exercise Price of Derivative Security
3.  Transaction Date (Month/Day/Year)
4.  Transaction Code
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
6.  Date Exerciseable and Expiration Date (Month/Day/Year)
7.  Title and Amount of Underlying Securities
8.  Price of Derivative Security
9.  Number of Derivative Securities Beneficially Owned at End of Month
10. Ownership Form of Derivative Securities Beneficially Owned at End of Month
11. Nature of Indirect Beneficial Ownership


Explanation of Responses: Pursuant to a Stock Option Agreement dated June 13, 2001, an initial 600,000 shares were issued as restricted stock to CopperGlass Optical Solutions, Inc. Upon registration of these shares (Registration Statement deemed effective by the SEC as of 2:45 pm on September 12, 2001), Distribution was made to each of CopperGlass' shareholders upon appropriate "blue-sky" filings in various states. CopperGlass is in the process of winding up and dissolving: a portion of its assets consists of shares of the Issuer. The number of shares indicated as being acquired by the Reporting Person represents his pro rata portion of the shares of the Issuer, which were distributed to the stockholders of the dissolving corporation (CopperGlass Optical Solutions, Inc.)


/s/ Randall P. Marx
RANDALL P. MARX
Signature of Reporting Person

Date  December 18, 2001